Exhibit 12.2
Ratio of Earnings to Fixed Charges and Preferred Stock Dividends

	Twelve Months Ended December 31,
(dollar amounts in thousands of dollars)	2010		2009		2008		2007		2006

Earnings:
Income (loss) before income taxes	$352,311		$(3,678,183)		$(296,008)		$22,643		$514,061

Add: Fixed charges, excluding interest on deposits and preferred stock dividends	102,969		155,269		351,672		431,320		345,253

Earnings available for fixed charges, excluding interest on deposits	455,280		(3,522,914)		55,664		453,963		859,314
Add: Interest on deposits	439,050		674,101		931,679		1,026,388		717,167

Earnings available for fixed charges, including interest on deposits	894,330		(2,848,813)		987,343		1,480,351		1,576,481

Fixed Charges:
Interest expense, excluding interest on deposits	87,537		139,754		334,952		415,063		334,175
Interest factor in net rental expense	15,432		15,515		16,720		16,257		11,078
Preferred stock dividends	172,032		174,756		46,400		—		—

Total fixed charges, excluding interest on deposits	275,001		330,025		398,072		431,320		345,253
Add: Interest on deposits	439,050		674,101		931,679		1,026,388		717,167

Total fixed charges, including interest on deposits	$714,051		$1,004,126		$1,329,751		$1,457,708		$1,062,420

Ratio of Earnings to Fixed Charges and Preferred Stock Dividends
Excluding interest on deposits	1.66	x	(10.67	)x	0.14	x	1.05	x	2.49	x
Including interest on deposits	1.25	x	(2.84	)x	0.74	x	1.02	x	1.48	x